

Fiscal First Quarter 2021 Results

Executive Earnings Commentary

LEGG MASON
GLOBAL ASSET MANAGEMENT

July 27, 2020

Brandywine GLOBAL CLARION PARTNERS ClearBridge Investments EnTrust Global

MARTIN CURRIE QS Investors RARE ROYCE Investment Partners WESTERN ASSET

Important Disclosures

Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not statements of facts or guarantees of future performance, and are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those discussed in the statements.

For a discussion of these risks and uncertainties, please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and in the Company's quarterly reports on Form 10-Q.

Non-GAAP Financial Measures

This presentation includes non-GAAP financial information. This non-GAAP information is in addition to, not a substitute for or superior to, measures of financial performance or liquidity determined in accordance with GAAP.

The Company undertakes no obligation to update the information contained in this presentation to reflect subsequently occurring events or circumstances.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Table of Contents

LEGG MASON
GLOBAL ASSET MANAGEMENT

Highlights

Financial Results[1]	• Net Income of $49.4M, or $0.54 per diluted share − Includes strategic restructuring and merger related charges of $30.9M, or $0.24 per diluted share • Adjusted Net Income[1] of $65.4M, or $0.71 per diluted share

Strategic Restructuring	• Strategic Restructuring
	  − Achieved annualized run-rate savings of $104.5M
	  − Costs to achieve of $88.4M, $8.0M incurred in current quarter

Assets Under Management/ Flows	• Total AUM of $783.4B
	• Long-term net outflows of $4.6B
	  − Fixed Income outflows of $3.1B
	  − Equity outflows of $2.0B
	  − Alternative inflows of $0.5B

Global Distribution	• Quarterly gross sales of $26.7B • Quarterly net sales of $2.2B
Investment Performance[2]	• 68% (3yr) and 67% (5yr) of strategy AUM beat benchmarks • 63% (3yr) and 74% (5yr) of long-term US fund assets beat Lipper category averages
Other	• On May 28, 2020, ClearBridge launched Legg Mason's first exchange-traded fund (ETF) using the semi-transparent technology of Precidian Investments LLC, ActiveShares®. The ClearBridge Focus Value ETF (CFCV) is a series of Legg Mason's ActiveShares® ETF Trust. • On July 17, 2020, Franklin Templeton and Legg Mason announced that all conditions to the closing of its merger with Franklin Resources, Inc. have been satisfied and is scheduled to close on July 31, 2020.

Our strategic restructuring efforts reached 104% of our targeted annualized run-rate savings.

- *Cumulative realized savings of $84 million.*
- *Total costs to achieve of $88 million significantly below our prior forecasted range.*

[1] See appendix for GAAP reconciliation.
[2] See appendix for details regarding strategy performance. Includes open-end, closed-end, and variable annuity funds.
Source: Lipper Inc. Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Affiliate Flows and Unfunded Wins/Committed Uncalled Capital

Entity	Ending AUM	Qtr/Qtr % Change	Net LT Flows / Realizations[1]	Unfunded Wins/ Committed Uncalled Capital
LEGG MASON GLOBAL ASSET MANAGEMENT	783.4	7%	(4.6) / (0.2)	8.6 / 1.8
WESTERN ASSET	464.1	5%	(0.3)	6.5
ClearBridge Investments	144.7	20%	(1.2)	0.5
CLARION PARTNERS	56.2	-1%	0.5 / 0.0	0.0 / 0.6
Brandywine GLOBAL	63.5	5%	(2.9)	0.7
ROYCE Investment Partners	11.1	23%	(0.1)	0.0
EnTrust Global [2]	13.3	-4%	0.0 / (0.2)	0.7 / 1.2
MARTIN CURRIE	13.8	15%	(0.6)	0.2
RARE	4.3	13%	0.0	0.0
QS Investors	10.8	10%	(0.1)	0.0

- *The pipeline of new opportunities remains healthy across asset classes and strategies.*
- *Unfunded wins and committed uncalled capital of $10.4 billion.*

[1] Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers).
[2] EnTrust Global reports total assets of $18.2B, which includes ending AUM, ending AUA, committed uncalled capital, and unfunded wins.

Affiliates ordered by contribution to annual pre-tax earnings less noncontrolling interest.
Legg Mason ending AUM includes other entities not shown with ending AUM of $1.6B and LT Flows of $0.1B.

LEGG MASON GLOBAL ASSET MANAGEMENT

Drivers of Quarterly Long-Term Flows

Equity

	AUM ($B)	Flows ($B)
Inflow Drivers		
Large Cap	82.7	0.7
Outflow Drivers		
Mid Cap	2.8	(1.3)
All Cap	24.8	(1.2)

Unfunded Wins ($B)

Large Cap	0.2	
Emerging Markets	0.2	
Equity International	0.1	
Total Equity	**0.8**	
% of Total Unfunded Wins and Committed Uncalled Capital	8%	

Fixed Income

	AUM ($B)	Flows ($B)
Inflow Drivers		
Core Plus	106.0	1.9
Enhanced Liquidity	7.7	0.5
CLO	5.8	0.5
Outflow Drivers		
Global Opportunistic	30.0	(1.6)
Long Duration	48.2	(1.5)
TIPS	6.7	(1.0)
Global Income	19.5	(0.7)
Macro Opportunities	13.2	(0.5)
Short Duration	8.7	(0.5)

Unfunded Wins ($B)

Core Bond	2.4	
Corporate	2.3	
Multi-Sector	0.6	
Global Opportunistic	0.5	
Emerging Markets	0.4	
Mortgage-Backed Securities	0.3	
Intermediate	0.2	
Total Fixed Income	**7.1**	
% of Total Unfunded Wins and Committed Uncalled Capital	68%	

Alternative

	AUM ($B)	Flows ($B)
Inflow Drivers		
Real Estate	56.2	0.5
Real Assets	0.7	0.1
Outflow Drivers		
Hedge Funds	10.1	(0.1)

Unfunded Wins ($B)

Alternative Solutions[1]	0.7	

Committed Uncalled Capital ($B)

Alternative Solutions[1]	1.2	
Real Estate	0.6	
Total Committed Uncalled Capital	**1.8**	
Total Alternative	**2.5**	
% of Total Unfunded Wins and Committed Uncalled Capital	24%	

- *Unfunded wins and committed uncalled capital asset class mix of 68% from fixed income, 24% from alternatives, and 8% from equities.*

[1] Alternative Solutions include strategic partnerships and commingled funds.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Global Distribution Update[1]

Distribution Highlights

- Gross sales of $26.7B for F1Q21
  - Down $1.0B or 4% from F4Q20
- Net Sales of $2.2B for F1Q21
  - Up $7.9B from F4Q20
- Quarterly global redemption rate of 29%
- Record gross sales for first half of calendar year

($ Billions)	F1Q21	F4Q20	F1Q20
Gross Sales[1]:			
US	$22.8	$23.2	$17.4
Int'l	3.9	4.5	5.0
Total	$26.7	$27.7	$22.4
Net Sales[1]:			
US	$2.7	($4.1)	$2.8
Int'l	(0.5)	(1.6)	1.2
Total	$2.2	($5.7)	$4.0

Quarterly Gross and Net Sales Trends ($B)



Total Long-Term Assets by Vehicle ($B)



- *F1Q21 gross sales of $26.7 billion compared to $27.7 billion in F4Q20.*
- *Quarterly net sales of $2.2 billion compared to net redemptions of $5.7 billion in F4Q20.*
- *Redemption rate of 29% reflected challenging market conditions.*
- *Long-term assets increased to $362 billion, largely driven by market appreciation.*

[1] Assets Under Advisement are included in long-term assets, gross sales and net sales. Net sales equals gross sales less redemptions. As of June 30, 2020 the impact of AUA was immaterial.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Financial Highlights First Quarter

Financial Results	Quarters Ended		
(Amounts in millions, except per share amounts)	Jun 2020	Mar 2020	Jun 2019
Operating Revenues	$ 666.2	$ 719.6	$ 705.4
Operating Expenses	598.5	553.3	621.4
Operating Income	67.7	166.3	83.9
Operating margin	10.2%	23.1%	11.9%
Adjusted operating margin[2]	22.1%	25.8%	21.6%
Net Income[1]	$ 49.4	$ 64.2	$ 45.4
Net Income Per Share - Diluted[1]	0.54	0.70	0.51
Adjusted Net Income[2]	65.4	93.2	67.0
Adjusted Earnings Per Share - Diluted[2]	0.71	1.02	0.75

- *Operating revenues decreased $53 million, or 7% quarter-over-quarter, driven by a decrease in average long-term AUM and lower performance fees.*
- *Non-pass through performance fees of $4.6 million were above forecast.*
  - *Performance fee-eligible portfolio remains well diversified.*
- *Quarterly GAAP and cash tax rates of 20% and 6%, respectively, for the quarter.*
- *At June 30, 2020, cash position was $932 million and seed investments totaled $211 million.*
- *On July 21, 2020, repaid the outstanding balance on the credit facility of $250 million.*

[1] Net Income Attributable to Legg Mason, Inc.
[2] See appendix for GAAP reconciliation.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Assets Under Management by Asset Class



Ending AUM									
	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20	Jun 20
Long-term	$685	$693	$654	$690	$714	$719	$740	$656	$713
Total	$745	$755	$727	$758	$780	$782	$804	$731	$783

- *AUM increased $52.6 billion, or 7%, from the prior quarter due to market appreciation and FX, partially offset by outflows in liquidity and long-term AUM.*
- *Operating revenue yield declined reflecting the mix shift from average long-term AUM to liquidity AUM.*
- *Average AUM decreased 2% from the prior quarter driven by a decline in equity of 6%, fixed income of 3% and alternatives of 2%, partially offset by an increase in liquidity of 13%.*

[1] Operating revenue yield equals total operating revenues less performance fees divided by average AUM. See appendix for supporting detail by asset class.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Operating Expenses



- *Operating expenses increased $45 million on a sequential basis, driven by a $52 million increase in compensation & benefits largely due to gains on investments in deferred compensation plans during the current quarter (compared to losses in the prior quarter).*
- *D&S expense declined $8 million largely due to lower average AUM.*
- *Other expenses decreased largely due to lower "business as usual" spend related to T&E, advertising, and conferences.*

[1] Restructuring costs includes strategic restructuring costs of $8.0M and merger related costs of $22.9M in the current quarter and strategic restructuring costs of $3.7M and merger related costs of $13.3M in the prior quarter.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Compensation and Benefits

	Jun Qtr	% of Net Rev.[1]	Mar Qtr	% of Net Rev.[1]	$ Change
Salary, incentives and benefits	**$ 324.5**	**57%**	**$ 323.9**	**53%**	**$ 0.6**
Restructuring Costs[2]	1.9	0%	4.6	0%	(2.7)
MTM on deferred comp and seed inv	20.0	4%	(32.5)	(5%)	52.5
Comp and benefits (ex pass through fees)	346.4	61%	296.0	48%	50.4
Clarion pass through performance fees	6.8		8.3		(1.5)
Total Compensation and Benefits	$ 353.2		$ 304.3		$ 48.9

- *Salary, incentives, and benefits increased from the prior quarter largely due to seasonal accelerated deferred compensation and the compensation impact of lower non-compensation expenses at revenue-share affiliates, partially offset by the compensation impact of lower net revenue.*
- *Quarterly compensation ratio of 57%, up from the prior quarter.*

[1] Net Revenue is equal to Adjusted Operating Revenues. See appendix for GAAP reconciliation.
[2] Includes strategic restructuring costs, merger related costs, and affiliate charges.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Adjusted Operating Margin



- *Adjusted operating margin for the quarter decreased 3.7% primarily due to lower net revenue, driven by lower long-term average AUM and non-pass through performance fees, and higher seasonal compensation, partially offset by lower "business as usual" spend including T&E, advertising and conferences.*

See appendix for GAAP reconciliation.

LEGG MASON
GLOBAL ASSET MANAGEMENT

First Quarter
Adjusted Earnings Per Share Roll Forward



- *GAAP EPS decreased $0.16 to $0.54 largely due to lower net revenue, higher strategic restructuring and merger related charges, and seasonal compensation, partially offset by gains on investments not offset by compensation and hedges (compared to losses in the prior quarter), lower GAAP tax rate, and lower "business as usual" spend.*
- *Adjusted EPS declined $0.31 from lower net revenue, seasonal compensation, higher net interest expenses, and a higher adjusted tax rate, partially offset by lower "business as usual" spend.*

See appendix for GAAP reconciliation.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix



LEGG MASON
GLOBAL ASSET MANAGEMENT

Brandywine GLOBAL | CLARION PARTNERS | ClearBridge Investments | EnTrust Global
MARTIN CURRIE | QS Investors | RARE | ROYCE Investment Partners | WESTERN ASSET

Appendix - Asset & Revenue Diversification

	Fixed Income	Equity	Alternative	Liquidity	Total AUM	Operating Revenue
AUM by Domicile:						
US	67%	89%	86%	52%	73%	78%
Non US	33%	11%	14%	48%	27%	22%
Total AUM	57%	25%	9%	9%	100%	
Operating Revenue	42%	38%	16%	4%		100%

Asset data as of June 30, 2020 and operating revenue data for the quarter ended June 30, 2020.

GLOBAL ASSET MANAGEMENT

Appendix - Operating Revenue Yield by Asset Class[1]

Yield (bps)

	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20	Jun 20
Alternative	63	61	59	60	60	58	58	58	56
Equity	61	60	59	58	58	57	56	58	55
Fixed Income	28	27	27	27	26	26	26	26	25
Liquidity	13	14	13	14	14	14	14	14	15

[1] Operating revenue yield equals total operating revenues less performance fees divided by average AUM.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix - First Quarter Adjusted EBITDA[1] Roll Forward



Cash Provided By (Used In) Operating Activities, GAAP

Mar 20 Qtr		Jun 20 Qtr
$183.5		($211.5)

- *Adjusted EBITDA decreased primarily due to realized losses on investments in the current period as compared to realized gains on investments in the prior period and lower net revenue, partially offset by lower "business as usual" spend.*
- *F4Q20 and F1Q21 items include strategic restructuring costs, merger related costs and affiliate charges ultimately settled in cash.*

[1] See page 22 for GAAP reconciliation.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix – Investment Performance

% of Strategy AUM beating Benchmark[1]



% of Long-Term U.S. Fund Assets beating Lipper Category Average[2]



1 See last page for details regarding strategy performance.
2 Includes open-end, closed-end, and variable annuity funds. Source: Lipper Inc.

Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix – Additional Investment Performance Detail
% of Strategy AUM Beating Benchmark[1]

	June 30, 2020			March 31, 2020			June 30, 2019		
	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year
Total (includes liquidity)	57%	68%	67%	33%	34%	71%	75%	83%	84%
Equity:									
Large cap	17%	24%	13%	21%	21%	56%	60%	49%	65%
Small cap	67%	73%	80%	77%	64%	69%	74%	68%	40%
Total Equity (includes other equity)	62%	62%	70%	68%	58%	65%	61%	56%	48%
Fixed Income:									
US taxable	74%	99%	95%	6%	9%	90%	97%	99%	95%
US tax-exempt	0%	0%	0%	0%	0%	0%	0%	100%	100%
Global taxable	45%	35%	50%	30%	33%	35%	45%	92%	86%
Total Fixed Income	62%	76%	78%	13%	15%	69%	77%	97%	92%
Total Alternative[2]	78%	90%	79%	93%	93%	90%	98%	84%	98%

[1] See last page for details regarding strategy performance. Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ.

[2] Alternative assets include AUM managed by Clarion Partners and RARE Infrastructure totaling three funds.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix – Additional Investment Performance Detail
% of Long-Term U.S. Fund Assets beating Lipper Category Average[1]

	June 30, 2020			March 31, 2020			June 30, 2019		
	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year
Total (excludes liquidity)	**59%**	**63%**	**74%**	**60%**	**61%**	**73%**	**72%**	**66%**	**72%**
Equity:									
Large cap	**27%**	**39%**	**70%**	**40%**	**41%**	**75%**	**70%**	**42%**	**70%**
Small cap	**79%**	**73%**	**80%**	**70%**	**65%**	**71%**	**75%**	**76%**	**76%**
Total Equity (includes other equity)	**41%**	**48%**	**72%**	**47%**	**47%**	**72%**	**72%**	**51%**	**72%**
Fixed Income:									
US taxable	**88%**	**92%**	**92%**	**86%**	**88%**	**92%**	**93%**	**95%**	**91%**
US tax-exempt	**16%**	**8%**	**6%**	**10%**	**6%**	**5%**	**10%**	**28%**	**24%**
Global taxable	**53%**	**48%**	**43%**	**45%**	**42%**	**38%**	**41%**	**76%**	**32%**
Total Fixed Income	**75%**	**76%**	**76%**	**70%**	**71%**	**73%**	**73%**	**81%**	**73%**
Total Alternative[2]	**77%**	**77%**	**N/A**	**58%**	**100%**	**N/A**	**18%**	**24%**	**0%**

[1] Includes open-end, closed-end, and variable annuity funds. Source: Lipper Inc. Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ.

[2] Alternative assets include AUM managed by Clarion Partners and RARE Infrastructure totaling three funds.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix – GAAP Reconciliation
Adjusted income[1]

($ millions)	Quarters Ended		
	June 2019	March 2020	June 2020
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 45.4	$ 64.2	$ 49.4
Plus (less):			
Restructuring costs:			
Strategic restructuring and merger related charges	32.9	17.0	31.0
Affiliate charges	1.2	0.7	0.5
Amortization of intangible assets	5.4	5.6	5.5
Gains and losses on seed and other investments not offset by compensation or hedges	(6.4)	12.6	(8.1)
Acquisition and transition-related costs	-	-	0.6
Contingent consideration fair value adjustments	(1.2)	0.3	-
Income tax adjustments[2]:			
Impacts of non-GAAP adjustments	(8.6)	(9.7)	(8.3)
Other tax items	(1.7)	2.5	(5.2)
Adjusted Net Income	$ 67.0	$ 93.2	$ 65.4
Net Income (Loss) Per Diluted Share Attributable to Legg Mason, Inc. Shareholders	$ 0.51	$ 0.70	$ 0.54
Plus (less), net of tax impacts:			
Restructuring costs:			
Strategic restructuring and merger related charges	0.27	0.14	0.24
Affiliate charges	0.01	-	-
Amortization of intangible assets	0.04	0.05	0.04
Gains and losses on seed and other investments not offset by compensation or hedges	(0.05)	0.10	(0.06)
Acquisition and transition-related costs	-	-	0.01
Contingent consideration fair value adjustments	(0.01)	-	-
Other tax items	(0.02)	0.03	(0.06)
Adjusted Earnings per Diluted Share	$ 0.75	$ 1.02	$ 0.71

[1] See explanations for Use of Supplemental Data as Non-GAAP Financials information in earnings release.
[2] The non-GAAP effective tax rates for the quarters ended June 30,2019, March 31, 2020 and June 30, 2020 were 27.0%, 24.6% and 28.0%, respectively.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix – GAAP Reconciliation
Adjusted Operating Margin[1]

($ millions)	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20	Jun 20
Operating Revenues, GAAP basis	$ 747.9	$ 758.4	$ 704.3	$ 692.6	$ 705.4	$ 743.3	$ 753.9	$ 719.6	$ 666.2
Plus (less):									
Pass through performance fees	(12.6)	(24.0)	(7.4)	(5.0)	(1.0)	(21.9)	(10.7)	(8.3)	(6.8)
Operating revenues eliminated upon consolidation of investment vehicles	0.2	0.1	0.2	0.2	0.1	0.1	0.1	-	0.1
Distribution and servicing fees	(79.2)	(79.1)	(72.2)	(72.5)	(69.9)	(67.1)	(67.6)	(65.8)	(59.9)
Investment advisory fees	(37.4)	(35.4)	(36.6)	(26.8)	(34.0)	(37.1)	(36.7)	(34.0)	(31.6)
Adjusted Operating Revenues	$ 618.9	$ 620.0	$ 588.3	$ 588.5	$ 600.6	$ 617.3	$ 639.0	$ 611.5	$ 568.0
Operating Income (Loss), GAAP basis	$ 125.7	$ 135.7	$ (236.4)	$ 78.1	$ 83.9	$ 125.0	$ 130.0	$ 166.3	$ 67.7
Plus (less):									
Restructuring costs:									
Strategic restructuring and merger related charges	2.8	5.6	5.9	9.4	32.9	19.7	20.9	17.0	30.9
Affiliate charges	-	-	-	9.3	1.2	0.2	0.2	0.7	0.6
Amortization of intangible assets	6.2	6.1	6.1	6.0	5.5	5.4	6.0	5.6	5.5
Gains (losses) on deferred compensation and seed investments, net	1.3	4.0	(10.8)	16.0	7.0	2.9	12.0	(32.5)	20.0
Acquisition and transition-related costs	1.4	-	-	1.2	-	-	-	-	0.6
Impairment of intangible assets	-	-	365.2	-	-	-	-	-	-
Contingent consideration fair value adjustments	0.4	0.1	-	-	(1.2)	-	-	0.2	-
Charges related to significant regulatory matters	4.0	0.2	-	-	-	-	-	-	-
Operating income (loss) of consolidated investment vehicles, net	0.6	0.4	0.3	0.3	0.3	1.3	0.2	0.2	-
Adjusted Operating Income	$ 142.4	$ 152.1	$ 130.3	$ 120.3	$ 129.6	$ 154.5	$ 169.3	$ 157.5	$ 125.3
Operating Margin, GAAP basis	16.8%	17.9%	(33.6%)	11.3%	11.9%	16.8%	17.2%	23.1%	10.2%
Adjusted Operating Margin	23.0%	24.5%	22.1%	20.4%	21.6%	25.0%	26.5%	25.8%	22.1%

[1] See explanations for Use of Supplemental Data as Non-GAAP Financials information in earnings release.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix - GAAP Reconciliation
Adjusted EBITDA[1]

($ millions)	Quarters Ended					
	June 2019		March 2020		June 2020	
Cash provided by (used in) operating activities, GAAP basis	$	(187.6)	$	183.5	$	(211.5)
Plus (less):						
Interest expense, net of accretion and amortization						
of debt discounts and premiums	$	28.3	$	26.6	$	28.2
Current tax expense (benefit)	$	(4.2)	$	0.2	$	4.9
Net change in assets and liabilities	$	303.1	$	(43.4)	$	378.2
Net change in assets and liabilities						
of consolidated investment vehicles	$	(13.0)	$	31.1	$	(101.3)
Net income attributable to noncontrolling interests	$	(16.2)	$	(11.2)	$	(5.7)
Net gains (losses) and earnings on investments	$	6.7	$	19.5	$	(11.8)
Net gains (losses) on consolidated investment vehicles	$	9.6	$	1.3	$	(2.2)
Other	$	(0.3)	$	(0.1)	$	-
Adjusted EBITDA	$	126.4	$	207.5	$	78.8

[1] See explanations for Use of Supplemental Data as Non-GAAP Financials information in earnings release.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix – Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately 88% of total AUM is included in strategy AUM as of June 30, 2020, although not all strategies have three, five, and ten year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net-of-fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this presentation, and is not directed toward existing or potential clients of Legg Mason.

LEGG MASON
GLOBAL ASSET MANAGEMENT